                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               AMENDMENT NO.1 TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          priceline.com Incorporated
                          --------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.008 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   741503106
                                   ---------
                                (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                  __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                                   Suite 701
                         Edinburgh Tower, The Landmark
                            15 Queen's Road Central
                                   Hong Kong
                                (852-2509-7000)
                                  __________

                                 June 5, 2001
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HUTCHISON WHAMPOA LIMITED Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622 (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622 (See Item 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622 (See Item 6)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6% (See Items 5 and 6)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FORTHCOMING ERA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ULTIMATE PIONEER LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0- (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0- (See Item 6)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0% (See Items 5 and 6)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             35,093,244 (including shares disclaimed, set 11 below)
                          (see Item 6)
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              -0-
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          35,093,244 (including shares disclaimed, see 11 below)
                          (See Item 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      35,093,244, of which Cheung Kong expressly disclaims beneficial ownership of 17,546,622 shares beneficially owned by Hutchison Whampoa Limited and Forthcoming Era Limited (See Item 6)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1% (See Items 5 and 6)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PRIME PRO GROUP LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          POTTON RESOURCES LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0- (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0- (See Item 6)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0% (See Items 5 and 6)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

               This statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001 and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the Schedule 13D previously filed have the same meanings in this Amendment.

     Item 2.   Identity and Background.
               -----------------------

               Item 2 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

     UPL
     ---

               The principal business of UPL is investment holding. The registered office address of UPL is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

               The name, business address, citizenship and present principal occupation or employment of each executive officer and director of UPL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on
     Schedule V hereto and are incorporated herein by reference.

               During the past five years, neither UPL nor, to the best knowledge of UPL, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     PRL
     ---

               The principal business of PRL is investment holding. The registered office address of PRL is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

               The name, business address, citizenship and present principal occupation or employment of each executive officer and director of PRL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule VI hereto and are incorporated herein by reference.

               During the past five years, neither PRL nor, to the best knowledge of PRL, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Schedules I to IV are hereby amended and restated and attached hereto.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Item 3 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

               The total purchase price of the 12,514,011 shares to be purchased by UPL pursuant to the New Stock Purchase Agreement (as defined in Item 6) is US$54,686,228.07. The funds for UPL's purchase will be provided by HWL from working capital.

               The total purchase price of the 12,514,012 shares to be purchased by PRL pursuant to the New Stock Purchase Agreement (as defined in Item 6) is US$54,686,232.44. The funds for PRL's purchase will be provided by Cheung Kong from working capital.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               Item 5 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

     (a) (b) Upon the closing of the purchase of shares under the New Stock Purchase Agreement (as defined in Item 6), HWL would beneficially own an aggregate of 30,060,633 shares of Common Stock, representing 14.6% of the Common Stock based on the 206,433,004 shares of Common Stock (representing shares of Common Stock outstanding as of May 31, 2001 plus shares upon the exercise of certain options by Jay S. Walker), and would have shared power over the voting and disposition of such shares. UPL would beneficially own 12,514,011 shares of Common Stock, representing 6.1% of the Common Stock, and would have shared power over the voting and disposition of such shares. PRL would beneficially own 12,514,012 shares of Common Stock, representing 6.1% of the Common Stock, and would have shared power over the voting and disposition of such shares. Cheung Kong would beneficially own an aggregate of 30,060,634 shares of Common Stock, representing 14.6% of the Common Stock, and would have shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock to be owned by HWL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares. The shares reported above do not include 20,000 shares subject to options that are not exercisable within 60 days held by Ian Wade, who was nominated by FEL to the Issuer's Board of Directors.

              Except as described in Item 6, none of UPL or PRL, nor, to the best knowledge of UPL and PRL, any executive officer or director of UPL or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

     (c) Except as set forth herein, none of UPL or PRL, nor, to the best knowledge of UPL and PRL, any executive officer or director of UPL or PRL, has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

     Item 6.  Contracts, Arrangements, Understandings or Relationships With
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

              Item 6 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

              On June 5, 2001, UPL and PRL entered into a stock purchase agreement with Jay S. Walker and The Jay S. Walker Irrevocable Credit Trust (the "New Stock Purchase Agreement"), which provides for the purchase of 18,221,686 and 6,806,337 shares of Common Stock from Jay S. Walker and The Jay S. Walker Irrevocable Credit Trust, respectively, at a price of US$4.37 per share. Upon the closing of the transactions contemplated in the New Stock Purchase Agreement, UPL and PRL will purchase a total of 25,028,023 shares of Common Stock for an aggregate consideration of US$109,372,460.51. The completion of the purchase is subject to certain conditions, including filings and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

              Concurrently with entering into the New Stock Purchase Agreement, UPL, PRL, FEL, PPG and the Issuer entered into a stockholders' agreement, dated as of June 5, 2001 (the "Stockholders' Agreement"), pursuant to which certain provisions of the Issuer Stock Purchase Agreement and the Registration Rights Agreement were amended. The amendments are to take effect at the closing under the New Stock Purchase Agreement, and they are as follows:

              UPL, PRL, FEL and PPG are entitled to designate three nominees (including the designee of FEL elected to the Issuer's Board of Directors pursuant to the Issuer Stock Purchase Agreement) to the Issuer's Board of Directors so long as they own beneficially at least 20% of the 206,433,004 shares of Common Stock (representing shares of Common Stock outstanding as of May 31, 2001 plus shares upon the exercise of certain options by Jay S. Walker), subject to adjustment for stock splits or combination of shares and dividends of Common Stock issued pro rata to all holders of Common Stock for no consideration. UPL, PRL, FEL and PPG are entitled to designate only two nominees or one nominee to the Issuer's Board of Directors if collectively their beneficial ownership in the Issuer is less than 20% but at least 10% or less than 10% but at least 5%, respectively, of the 206,433,004 shares of Common Stock, subject to same adjustments as referred to above.

               Without the prior written consent of the Issuer's Board of Directors, and subject to certain other exceptions, UPL, PRL, FEL and PPG will not (and will cause their affiliates not to) acquire or propose to acquire additional securities which would result in they and their affiliates owning more than 32.5% of the outstanding capital stock of the Issuer on a fully diluted basis, or take or propose to take certain actions, including a merger or other business combination involving the Issuer, a purchase of a material portion of the Issuer's assets, a proxy contest, a voting arrangement or a tender or exchange offer, which could relate to a potential change of control of the Issuer.

               The Registration Rights Agreement is amended to include UPL and PRL as parties to the agreement. UPL and PRL are also granted certain demand and piggyback registration rights for their newly purchased shares of Common Stock, exercisable at any time after the closing under the New Stock Purchase Agreement, except in certain circumstances.

               The descriptions of the New Stock Purchase Agreement and the Stockholders' Agreement contained herein are subject, and qualified in their entirety by reference to, the New Stock Purchase Agreement and the Stockholders' Agreement, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               Item 7 of the Schedule 13D as originally filed is hereby amended by adding thereto the following Exhibits:

     Exhibit No
     ----------

     5.        Agreement with respect to filing of Amendment No.1 to Schedule
     13D

     6. Stock Purchase Agreement, dated as of June 5, 2001, by and among Jay S. Walker, Jay S. Walker Irrevocable Credit Trust, Ultimate Pioneer Limited and Potton Resources Limited.

     7. Stockholders' Agreement, dated as of June 5, 2001, by and among priceline.com Incorporated, Ultimate Pioneer Limited, Potton Resources Limited, Forthcoming Era Limited and Prime Pro Group Limited.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

     Date:  June 8, 2001

                                 FOR AND ON BEHALF OF
                                 HUTCHISON WHAMPOA LIMITED


                                 By:  /s/ Susan Chow
                                    --------------------------------
                                    Name:  Susan Chow
                                    Title: Director


                                 FOR AND ON BEHALF OF
                                 FORTHCOMING ERA LIMITED


                                 By:  /s/ Susan Chow
                                    --------------------------------
                                    Name:  Susan Chow
                                    Title: Director


                                 FOR AND ON BEHALF OF
                                 ULTIMATE PIONEER LIMITED


                                 By:  /s/ Susan Chow
                                    --------------------------------
                                    Name:  Susan Chow
                                    Title: Director


                                 FOR AND ON BEHALF OF
                                 CHEUNG KONG (HOLDINGS) LIMITED


                                 By:  /s/ Ip Tak Chuen, Edmond
                                    --------------------------------
                                    Name:  Ip Tak Cheun, Edmond
                                    Title: Director

                         FOR AND ON BEHALF OF
                         PRIME PRO GROUP LIMITED


                         By:   /s/ Ip Tak Cheun, Edmond
                            --------------------------------
                            Name:  Ip Tak Chuen, Edmond
                            Title: Director


                         FOR AND ON BEHALF OF
                         POTTON RESOURCES LIMITED


                         By:   /s/ Ip Tak Chuen, Edmond
                            --------------------------------
                            Name:  Ip Tak Chuen, Edmond
                            Title: Director

                                  SCHEDULE I
                                  ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 6, 2001
                              ------------------

                                                                     Present Principal Occupation or
                                                                     Employment, Including Name,
Name and                                                             Principal Business and Address of
Business Address/1a/              Citizenship                        Each Corporation or Organization
----------------                  -----------                        --------------------------------
LI Ka-shing                       Hong Kong                          Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                                        Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                                Limited
Hong Kong

LI Tzar Kuoi, Victor              Hong Kong                          Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                                         Hutchison Whampoa Limited
2 Queen's Road Central                                               Chairman, Cheung Kong Infrastructure
Hong Kong                                                             Holdings Limited/2/
                                                                     Co-Chairman, Husky Energy Inc./7/
                                                                     Managing Director and Deputy Chairman,
                                                                      Cheung Kong (Holdings) Limited
                                                                     Executive Director, Hongkong Electric
                                                                      Holdings Limited/3/
                                                                     Director, The Hongkong and Shanghai
                                                                      Banking Corporation Limited (banking),
                                                                      No. 1 Queen's Road Central, Hong Kong

FOK Kin-ning, Canning             British                            Group Managing Director and Executive
                                                                      Director, Hutchison Whampoa Limited
                                                                     Chairman, Hutchison Telecommunications
                                                                      (Australia) Limited/4/
                                                                     Chairman, Partner Communications
                                                                      Company Ltd./5/
                                                                     Co-Chairman, Husky Energy Inc./7/
                                                                     Deputy Chairman, Cheung Kong
                                                                      Infrastructure Holdings Limited/2/
                                                                     Deputy Chairman, Hongkong Electric
                                                                      Holdings Limited/3/
                                                                     Non-executive Director, Cheung Kong
                                                                      (Holdings) Limited

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/              Citizenship                    Each Corporation or Organization
----------------                  -----------                    --------------------------------
CHOW WOO Mo Fong, Susan           British                        Deputy Group Managing Director and
                                                                  Executive Director, Hutchison Whampoa
                                                                  Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Director, Hongkong Electric Holdings
                                                                  Limited/3/
                                                                 Director, Partner Communications
                                                                  Company Ltd./5/
                                                                 Director, Forthcoming Era Limited
                                                                 Director, Ultimate Pioneer Limited
                                                                 Non-executive Director, TOM.COM
                                                                  LIMITED/6/

Frank John SIXT                   Canadian                       Group Finance Director and Executive
                                                                  Director, Hutchison Whampoa Limited
                                                                 Chairman, TOM.COM LIMITED/6/
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/
                                                                 Director, Hutchison Telecommunications
                                                                  (Australia) Limited/4/
                                                                 Director, Husky Energy Inc./7/
                                                                 Director, Partner Communications
                                                                  Company Ltd./5/
                                                                 Non-executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Director, Forthcoming Era Limited
                                                                 Director, Ultimate Pioneer Limited

LAI Kai Ming, Dominic             Canadian                       Executive Director, Hutchison Whampoa
                                                                  Limited

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/              Citizenship                    Each Corporation or Organization
----------------                  -----------                    --------------------------------
George Colin MAGNUS               British                        Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                     Limited
2 Queen's Road Central                                           Chairman, Hongkong Electric Holdings
Hong Kong                                                         Limited/3/
                                                                 Deputy Chairman, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/

KAM Hing Lam                      Hong Kong                      Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                     Limited
2 Queen's Road Central                                           Group Managing Director, Cheung
Hong Kong                                                         Kong Infrastructure Holdings Limited/2/
                                                                 Deputy Managing Director, Cheung
                                                                  Kong (Holdings) Limited
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

Michael David KADOORIE            British                        Independent Non-Executive Director,
24th Floor, St. George's                                          Hutchison Whampoa Limited
Building, 2 Ice House Street                                     Chairman, CLP Holdings Limited
Central, Hong Kong                                                (investment holding), 147 Argyle Street,
                                                                  Kowloon, Hong Kong
                                                                 Chairman, The Hongkong and Shanghai
                                                                  Hotels Limited (hotel catering and real
                                                                  estate), 8th Floor, St. George's Building, 2
                                                                  Ice House Street, Central, Hong Kong
                                                                 Chairman, Heliservices (Hong Kong)
                                                                  Limited (provision of helicopter services),
                                                                  2107 St. George's Building, 2 Ice House
                                                                  Street, Central, Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/              Citizenship                    Each Corporation or Organization
----------------                  -----------                    --------------------------------
LI Fook-wo                        British                        Independent Non-Executive Director,
1416 Prince's Building                                            Hutchison Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia,
Hong Kong                                                         Limited (banking), No. 10 Des Voeux
                                                                  Road Central, Hong Kong
                                                                 Director, Johnson Electric Holdings
                                                                  Limited (micromotors), Cedar House,
                                                                  41 Cedar Avenue, Hamilton HM 12,
                                                                  Bermuda

Simon MURRAY                      British                        Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                        Whampoa Limited
The Landmark                                                     Chairman, General Enterprise Management
15 Queen's Road Central                                           Services Limited (investment fund),
Hong Kong                                                         Room 2108 Gloucester Tower, The
                                                                  Landmark, 15 Queen's Road Central,
                                                                  Hong Kong
                                                                 Independent Non-executive Director,
                                                                  Cheung Kong (Holdings) Limited

OR Ching Fai, Raymond             British                        Independent Non-Executive Director,
1 Queen's Road Central                                            Hutchison Whampoa Limited
Hong Kong                                                        General Manager, The Hongkong and
                                                                  Shanghai Banking Corporation Limited
                                                                  (banking), 1 Queen's Road Central, Hong
                                                                  Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/              Citizenship                    Each Corporation or Organization
----------------                  -----------                    --------------------------------
William SHURNIAK                  Canadian                       Independent Non-Executive Director,
                                                                  Hutchison Whampoa Limited
                                                                 Deputy Chairman, Husky Energy Inc./7/
                                                                 Chairman, ETSA Utilities (operation of
                                                                  electricity distribution network in
                                                                  Australia), 1 Anzac Highway, Keswick,
                                                                  South Australia 5035, Australia
                                                                 Chairman, Powercor Australia Ltd.
                                                                  (operation of electricity distribution
                                                                  network in Australia), Level 9, 40 Market
                                                                  Street, Melbourne, Victoria 3000,
                                                                  Australia

Peter Alan Lee VINE               British                        Non-Executive Director, Hutchison
Suite 1005 World Wide House                                       Whampoa Limited
19 Des Voeux Road Central                                        Director, Liu Chong Hing Investments
Hong Kong                                                         Limited (investments), 24 Des Voeux
                                                                  Road Central, Hong Kong
                                                                 Director, Liu Chong Hing Bank Limited
                                                                  (banking),  24 Des Voeux Road Central,
                                                                  Hong Kong

WONG Chung Hin                    British                        Non-Executive Director, Hutchison
1225 Prince's Building                                            Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia, Limited
Hong Kong                                                         (banking), No. 10 Des Voeux Road
                                                                  Central, Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                  Limited/3/

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Forthcoming Era Limited
                            -----------------------
                              As of June 6, 2001
                              ------------------

                                                              Present Principal Occupation or
                                                              Employment, Including Name,
Name and                                                      Principal Business and Address of
Business Address/1a/                Citizenship               Each Corporation or Organization
--------------------                -----------               ---------------------------------
CHOW WOO Mo Fong, Susan               British                 Director, Forthcoming Era Limited
                                                              Deputy Group Managing Director and
                                                               Executive Director, Hutchison Whampoa
                                                               Limited
                                                              Executive Director, Cheung Kong
                                                               Infrastructure Holdings Limited/2/
                                                              Director, Hongkong Electric Holdings
                                                               Limited/3/
                                                              Director, Partner Communications
                                                               Company Ltd./5/
                                                              Director, Ultimate Pioneer Limited
                                                              Non-executive Director, TOM.COM
                                                               LIMITED/6/

Frank John SIXT                       Canadian                Director, Forthcoming Era Limited
                                                              Group Finance Director and Executive
                                                               Director, Hutchison Whampoa Limited
                                                              Chairman, TOM.COM LIMITED/6/
                                                              Executive Director, Cheung Kong
                                                               Infrastrucure Holdings Limited/2/
                                                              Executive Director, Hongkong Electric
                                                               Holdings Limited/3/
                                                              Director, Hutchison Telecommunications
                                                               (Australia) Limited/4/
                                                              Director, Husky Energy Inc./7/
                                                              Director, Partner Communications
                                                               Company Ltd./5/
                                                              Director, Ultimate Pioneer Limited
                                                              Non-executive Director, Cheung Kong
                                                               (Holdings) Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Forthcoming Era Limited
                            -----------------------
                              As of June 6, 2000
                              ------------------

                                                              Present Principal Occupation or
                                                              Employment, Including Name,
Name and                                                      Principal Business and Address of
Business Address/1a/                Citizenship               Each Corporation or Organization
--------------------                -----------               ---------------------------------
HO Wai Leung, Edmond                  British                 Director, Forthcoming Era Limited
9 Queen Street, Mayfair,                                      Director, Hutchison Whampoa (Europe)
London W1X 7PH,                                                Limited (consultancy services), 9 Queen
United Kingdom                                                 Street, Mayfair, London W1X 7PH,
                                                               United Kingdom
                                                              Director, Hutchison Whampoa (UK)
                                                               Limited (investment holding), 9 Queen
                                                               Street, Mayfair, London W1X 7PH,
                                                               United Kingdom
                                                              Director, Hutchison Whampoa Properties
                                                               (Europe) Limited (project management),
                                                               100 New Bridge Street, London EC4V
                                                               6JA, United Kingdom
                                                              Director, Ultimate Pioneer Limited

Neil Douglas McGEE                  Australian                Director, Forthcoming Era Limited
707-8th Avenue S.W., Box                                      Director, Prime Pro Group Limited
6525, Station D, Calgary,                                     Director, Ultimate Pioneer Limited
Alberta, Canada, T2P 3G7                                      Director, Potton Resources Limited
                                                              Vice President and Chief Financial Officer,
                                                               Husky Energy Inc./7/

SNG Cheng Khoong, Robin             Singaporean               Director, Forthcoming Era Limited
150 Beach Road #17-06,                                        Managing Director, Copthorne International
Singapore 189720                                               Investment Ltd (fund management),
                                                               150 Beach Road #17-06,
                                                               Singapore 189720
                                                              Director, Ultimate Pioneer Limited

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 6, 2001
                              ------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/               Citizenship                   Each Corporation or Organization
----------------                   -----------                   ---------------------------------
LI Ka-shing                        Hong Kong                     Chairman, Cheung Kong (Holdings)
                                                                  Limited
                                                                 Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor               Hong Kong                     Managing Director and Deputy Chairman,
                                                                  Cheung Kong (Holdings) Limited
                                                                 Chairman, Cheung Kong Infrastructure
                                                                  Holdings Limited/2/
                                                                 Deputy Chairman and Executive Director,
                                                                  Hutchison Whampoa Limited
                                                                 Co-Chairman, Husky Energy Inc./7/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/
                                                                 Director, The Hongkong and Shanghai
                                                                  Banking Corporation Limited (banking),
                                                                  No. 1 Queen's Road Central, Hong Kong

George Colin MAGNUS                British                       Deputy Chairman, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Chairman, Hongkong Electric Holdings
                                                                  Limited/3/
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/3/
                                                                 Executive Director, Hutchison Whampoa
                                                                  Limited

KAM Hing Lam                       Hong Kong                     Deputy Managing Director, Cheung
                                                                  Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                  Kong Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hutchison
                                                                  Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/               Citizenship                   Each Corporation or Organization
----------------                   -----------                   ---------------------------------
CHUNG Sun Keung, Davy              Hong Kong                     Executive Director, Cheung Kong
                                                                  (Holdings) Limited

IP Tak Chuen, Edmond               Hong Kong                     Executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Director, Prime Pro Group Limited
                                                                 Director, Potton Resources Limited
                                                                 Non-executive Director, TOM.COM
                                                                  LIMITED/6/

PAU Yee Wan, Ezra                  Hong Kong                     Executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Director, Prime Pro Group Limited
                                                                 Director, Potton Resources Limited

WOO Chia Ching, Grace              U.S.A.                        Executive Director, Cheung Kong
                                                                  (Holdings) Limited

CHIU Kwok Hung, Justin             Canadian                      Executive Director, Cheung Kong
                                                                  (Holdings) Limited

LEUNG Siu Hon                      British                       Independent Non-executive Director,
502 Aon China Building                                            Cheung Kong (Holdings) Limited
29 Queen's Road Central                                          Consultant, Messrs. S.H. Leung & Co.
Hong Kong                                                         (solicitors' firm), 502 Aon China
                                                                  Building, 29 Queen's Road Central, Hong
                                                                  Kong

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/               Citizenship                   Each Corporation or Organization
----------------                   -----------                   ---------------------------------
FOK Kin-ning, Canning              British                       Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                       (Holdings) Limited
10 Harcourt Road                                                 Chairman, Hutchison Telecommunications
Hong Kong                                                         (Australia) Limited/4/
                                                                 Chairman, Partner Communications
                                                                  Company Ltd./5/
                                                                 Co-Chairman, Husky Energy Inc./7/
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Deputy Chairman, Hongkong Electric
                                                                  Holdings Limited/3/
                                                                 Group Managing Director and Executive
                                                                  Director, Hutchison Whampoa Limited

Frank John SIXT                    Canadian                      Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                       (Holdings) Limited
10 Harcourt Road                                                 Chairman, TOM.COM LIMITED/6/
Hong Kong                                                        Group Finance Director and Executive
                                                                  Director, Hutchison Whampoa Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/
                                                                 Director, Hutchison Telecommunications
                                                                  (Australia) Limited/4/
                                                                 Director, Husky Energy Inc./7/
                                                                 Director, Partner Communications
                                                                  Company Ltd./5/
                                                                 Director, Forthcoming Era Limited
                                                                 Director, Ultimate Pioneer Limited

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/               Citizenship                   Each Corporation or Organization
----------------                   -----------                   ---------------------------------
CHOW Kun Chee, Roland              British                       Independent Non-executive Director,
12th Floor, Prince's Building                                     Cheung Kong (Holdings) Limited
Chater Road                                                      Consultant, Herbert Tsoi and Partners
Hong Kong                                                         (law firm), 602, Aon China Building,
                                                                  29 Queen's Road Central, Hong Kong

WONG Yick-ming, Rosanna            Hong Kong                     Independent Non-executive Director,
Room 906, Duke of Windsor                                         Cheung Kong (Holdings) Limited
Social Service Building                                          Member of the Executive Council of the
15 Hennessy Road                                                  Hong Kong Special Administrative
Wanchai, Hong Kong                                                Region
                                                                 Executive Director, Hong Kong Federation
                                                                  of Youth Groups (charitable
                                                                  organisation), Room 906, Duke of
                                                                  Windsor Social Service Building, 15
                                                                  Hennessy Road, Wanchai, Hong Kong
                                                                 Director, The Hongkong and Shanghai
                                                                  Banking Corporation Limited (banking),
                                                                  No. 1 Queen's Road Central, Hong Kong
                                                                 Chairman, Education Commission of the
                                                                  Hong Kong Special Administrative
                                                                  Region

HUNG Siu-lin, Katherine            Hong Kong                     Non-executive Director, Cheung Kong
                                                                  (Holdings) Limited

YEH Yuan Chang, Anthony            Hong Kong                     Independent Non-executive Director,
26th Floor, Tower A                                               Cheung Kong (Holdings) Limited
Regent Centre                                                    Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                                 Carpets International Limited (carpet
Kwai Chung                                                        manufacturing), 26th Floor, Tower A,
Hong Kong                                                         Regent Centre, 63 Wo Yi Hop Road,
                                                                  Kwai Chung, Hong Kong

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 6, 2001
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/               Citizenship                   Each Corporation or Organization
----------------                   -----------                   ---------------------------------
CHOW Nin Mow, Albert               British                       Non-executive Director, Cheung Kong
2602, Henley Building                                             (Holdings) Limited
5 Queen's Road Central                                           Chairman & Managing Director,
Hong Kong                                                         Wah Yip (Holdings) Limited (property
                                                                  development and investment),
                                                                  2602 Henley Building, 5 Queen's Road
                                                                  Central, Hong Kong

Simon MURRAY                       British                       Independent Non-executive Director,
Room 2108 Gloucester Tower                                        Cheung Kong (Holdings) Limited
The Landmark                                                     Chairman, General Enterprise Management
15 Queen's Road Central                                           Services Limited (investment fund),
Hong Kong                                                         Room 2108 Gloucester Tower, The
                                                                  Landmark, 15 Queen's Road Central,
                                                                  Hong Kong
                                                                 Non-Executive Director, Hutchison
                                                                  Whampoa Limited

KWOK Tun-li, Stanley               Canadian                      Independent Non-executive Director,
Ste 970-355 Burrard Street                                        Cheung Kong (Holdings) Limited
Vancouver, British Columbia                                      Director, Amara International Investment
V6C 2G8, Canada                                                   Corporation (investment holdings),
                                                                  Ste 970-355 Burrard Street, Vancouver,
                                                                  British Columbia, V6C 2G8, Canada

                                  SCHEDULE IV
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                              As of June 6, 2001
                              ------------------

                                                                     Present Principal Occupation or
                                                                     Employment, Including Name,
Name and                                                             Principal Business and Address of
Business Address/1b/                            Citizenship          Each Corporation or Organization
--------------------                            -----------          --------------------------------
IP Tak Chuen, Edmond                            Hong Kong            Director, Prime Pro Group Limited
                                                                     Executive Director, Cheung Kong
                                                                      (Holdings) Limited
                                                                     Executive Director, Cheung Kong
                                                                      Infrastructure Holdings Limited/2/
                                                                     Director, Potton Resources Limited
                                                                     Non-executive Director, TOM.COM
                                                                      LIMITED/6/

PAU Yee Wan, Ezra                               Hong Kong            Director, Prime Pro Group Limited
                                                                     Executive Director, Cheung Kong
                                                                      (Holdings) Limited
                                                                     Director, Potton Resources Limited

LAU Chin Sung, John                             Australian           Director, Prime Pro Group Limited
707- 8th Avenue S.W.                                                 Director, Potton Resources Limited
Box 6525 Station D                                                   President and Chief Executive Officer,
Calgary, Alberta                                                      Husky Energy Inc./7/
Canada T2P 3G7

Neil Douglas McGEE                              Australian           Director, Prime Pro Group Limited
707-8th Avenue S.W.                                                  Director, Forthcoming Era Limited
Box 6525 Station D                                                   Director, Ultimate Pioneer Limited
Calgary, Alberta                                                     Director, Potton Resources Limited
Canada, T2P 3G7                                                      Vice President and Chief Financial
                                                                      Officer, Husky Energy Inc./7/

                                  SCHEDULE IV
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                              As of June 6, 2001
                              ------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      ---------------------------------
YEO May Ann, Annie                    Singaporean      Director, Prime Pro Group Limited
150 Beach Road                                         Director, Potton Resources Limited
#17-03 Gateway West                                    General Manager, Property Enterprises
Singapore 189720                                        Development Pte Ltd, Japura Pte Ltd,
                                                        Japura Development Pte Ltd and
                                                        Glenfield Investments Pte Ltd (all are
                                                        property development), all at 150 Beach
                                                        Road, #17-03 Gateway West,
                                                        Singapore 189720


CHUI Sing Loi                         Singaporean      Director, Prime Pro Group Limited
150 Beach Road                                         Director, Potton Resources Limited
#17-03 Gateway West                                    Senior Project Manager, Property
Singapore 189720                                        Enterprises Development Pte Ltd, Japura Pte
                                                        Ltd, Japura Development Pte Ltd and
                                                        Glenfield Investments Pte Ltd (all are
                                                        property development), all at 150 Beach
                                                        Road, #17-03 Gateway West,
                                                        Singapore 189720

                                  SCHEDULE  V
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Ultimate Pioneer Limited
                            ------------------------
                               As of June 6, 2001
                               ------------------

                                                                  Present Principal Occupation or
                                                                  Employment, Including Name,
Name and                                                          Principal Business and Address of
Business Address/1a/                    Citizenship               Each Corporation or Organization
------------------                      -----------               --------------------------------
     CHOW WOO Mo Fong, Susan              British                 Director, Ultimate Pioneer Limited
                                                                  Deputy Group Managing Director and
                                                                    Executive Director, Hutchison Whampoa
                                                                    Limited
                                                                  Executive Director, Cheung Kong
                                                                    Infrastructure Holdings Limited/2/
                                                                  Director, Hongkong Electric Holdings
                                                                     Limited/3/
                                                                  Director, Partner Communications
                                                                     Company Ltd./5/
                                                                  Director, Forthcoming Era Limited
                                                                  Non-executive Director, TOM.COM
                                                                     LIMITED/6/

     Frank John SIXT                      Canadian                Director, Ultimate Pioneer Limited
                                                                  Group Finance Director and Executive
                                                                     Director, Hutchison Whampoa Limited
                                                                  Chairman, TOM.COM LIMITED/6/
                                                                  Executive Director, Cheung Kong
                                                                     Infrastrucure Holdings Limited/2/
                                                                  Executive Director, Hongkong Electric
                                                                     Holdings Limited/3/
                                                                  Director, Hutchison Telecommunications
                                                                     (Australia) Limited/4/
                                                                  Director, Husky Energy Inc./7/
                                                                  Director, Partner Communications
                                                                     Company Ltd./5/
                                                                  Director, Forthcoming Era Limited
                                                                  Non-executive Director, Cheung Kong
                                                                     (Holdings) Limited


                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Ultimate Pioneer Limited
                            ------------------------
                               As of June 6, 2001
                               ------------------

                                                         Present Principal Occupation or
                                                         Employment, Including Name,
Name and                                                 Principal Business and Address of
Business Address/1a/               Citizenship           Each Corporation or Organization
-------------------                                      --------------------------------

HO Wai Leung, Edmond                 British             Director, Ultimate Pioneer Limited
9 Queen Street, Mayfair,                                 Director, Hutchison Whampoa (Europe)
London W1X 7PH,                                            Limited (consultancy services), 9 Queen
United Kingdom                                             Street, Mayfair, London W1X 7PH,
                                                           United Kingdom
                                                         Director, Hutchison Whampoa (UK)
                                                           Limited (investment holding), 9 Queen
                                                           Street, Mayfair, London W1X 7PH,
                                                           United Kingdom
                                                         Director, Hutchison Whampoa Properties
                                                           (Europe) Limited (project management),
                                                           100 New Bridge Street, London EC4V
                                                           6JA, United Kingdom
                                                         Director, Forthcoming Era Limited

Neil Douglas McGEE                   Australian          Director, Ultimate Pioneer Limited
707-8th Avenue S.W., Box 6525,                           Director, Prime Pro Group Limited
Station D, Calgary, Alberta,                             Director, Forthcoming Era Limited
Canada, T2P 3G7                                          Director, Potton Resources Limited
                                                         Vice President and Chief Financial Officer,
                                                           Husky Energy Inc./7/



SNG Cheng Khoong, Robin              Singaporean         Director, Ultimate Pioneer Limited
150 Beach Road #17-06,                                   Managing Director, Copthorne International
Singapore 189720                                           Investment Ltd (fund management),
                                                           150 Beach Road #17-06,
                                                           Singapore 189720
                                                         Director, Forthcoming Era Limited

                                  SCHEDULE VI
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Potton Resources Limited
                           ------------------------
                              As of June 6, 2001
                              ------------------



                                     Present Principal Occupation or Employment,
Name and                             Including Name, Principal Business and
Business Address/1b/    Citizenship  Address of Each Corporation or Organization
--------------------    -----------  -------------------------------------------

IP Tak Chuen, Edmond    Hong Kong    Director, Potton Resources Limited
                                     Executive Director, Cheung Kong
                                      (Holdings) Limited
                                     Executive Director, Cheung Kong
                                      Infrastructure Holdings Limited/2/
                                     Non-executive Director, TOM.COM
                                      LIMITED/6/
                                     Director, Prime Pro Group Limited


PAU Yee Wan, Ezra       Hong Kong    Director, Potton Resources Limited
                                     Executive Director, Cheung Kong
                                      (Holdings) Limited
                                     Director, Prime Pro Group Limited

LAU Chin Sung, John     Australian   Director, Potton Resources Limited
707- 8th Avenue S.W.                 President and Chief Executive Officer,
Box 6525 Station D                    Husky Energy Inc./7/
Calgary, Alberta                     Director, Prime Pro Group Limited
Canada T2P 3G7

Neil Douglas McGEE      Australian   Director, Potton Resources Limited
707-8th Avenue S.W.                  Director, Forthcoming Era Limited
Box 6525 Station D                   Director, Ultimate Pioneer Limited
Calgary, Alberta                     Director, Prime Pro Group Limited
Canada, T2P 3G7                      Vice President and Chief Financial
                                      Officer, Husky Energy Inc./7/

                            -----------

                     Executive Officers and Directors of
                     -----------------------------------
                           Potton Resources limited
                           ------------------------
                               As of June 6 2001
                               -----------------


                                   Present Principal Occupation or Employment
Name and                           Including Name, Principal Business and
Business Address/1b/  Citizenship  Address of Each Corporation or Organization
--------------------  -----------  ---------------------------------------------

YEO May Ann, Annie    Singaporean  Director, Potton Resources Limited Director,
150 Beach Road                     Prime Pro Group Limited
#17-03 Gateway West                General Manager, Property Enterprises
Singapore 189720                   Development Pte Ltd, Japura Pte Ltd, Japura
                                   Development Pte Ltd and Glenfield Investments
                                   Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West,
                                   Singapore 189720

CHUI Sing Loi         Singaporean  Director, Potton Resources Limited Director,
150 Beach Road                     Prime Pro Group Limited
#17-03 Gateway West                Senior Project Manager, Property Enterprises
Singapore 189720                   Development Pte Ltd, Japura Pte Ltd, Japura
                                   Development Pte Ltd and Glenfield Investments
                                   Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West,
                                   Singapore 189720

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Hutchison Telecommunications (Australia) Limited is Level 3, 504 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6. The principal business address of TOM.COM LIMITED is 48/F., The Center, 99 Queen's Road Central, Hong Kong. The principal business of TOM.COM LIMITED is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

7. The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.    Description
-----------    -----------

     5.        Agreement with respect to filing of Amendment No. 1 to Schedule
               13D

     6. Stock Purchase Agreement, dated as of June 5, 2001, by and among Jay S. Walker, Jay S. Walker Irrevocable Credit Trust, Ultimate Pioneer Limited and Potton Resources Limited.

     7. Stockholders' Agreement, dated as of June 5, 2001, by and among priceline.com Incorporated, Ultimate Pioneer Limited, Potton Resources Limited, Forthcoming Era Limited and Prime Pro Group Limited. (Incorporated by reference to Exhibit 99.1 to priceline.com Incorporated's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2001).